MAIL STOP 05-11

February 18, 2005

Mr. Alan Finkelstein
Chief Executive Officer
Innovative Card Technologies, Inc.
11601 Wilshire Boulevard, Suite 2160
Los Angeles, California 90025


      Re:	Innovative Card Technologies, Inc.
   Registration Statement on Form SB-2
   File No. 333-119814
      Amendment No. 2 Filed January 31, 2005


Dear Mr. Finkelstein:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 4
1. Please update to January 20, 2005 the amount of shares outstanding in the 17th risk factor.

Selling Stockholders, page 11
2. We note the disclosure in the second paragraph that "upon any such transfer the donnee would have the same right of sale as the selling shareholder." We redirect your attention to comment 19 in our letter dated November 19, 2004 where we stated that all persons using this prospectus must be named as selling shareholders and all disclosure pursuant to Item 507 of Regulation S-B must be included in the prospectus. This may be accomplished in an effective registration statement by means of a prospectus supplement filed pursuant to Rule
424(b) of Regulation C.
Plan of Distribution, page 16
3. We note your statement that the "selling stockholders may use one or more of the following methods when selling shares." Item 508 of
Regulation S-B requires that the company indicate the plan of distribution. Please revise this statement and indicate all additional methods of distribution that will be used.
Description of Business, page 24
4. We note that you expect to have various aspects of your business available by "early 2005." Please update this disclosure.

Certain Relationships and Related Transactions, page 32
5. Per prior comment 13, please disclose the terms of the $130,833 obligation to Forest Finkelstein, including rate of interest.

Market for Common Equity and Related Stockholder Matters, page 34
6. Please reconcile the disclosure in this section where you state you have 18 holders of record of common and 50 holders of record of preferred with the disclosure on page 22.

Executive Compensation, page 36
7. Please revise the introductory paragraph to include the fiscal year ended 2004.


Financial Statements
8. Please note the updating requirements of Item 310(g) of Regulation
S-B.


Part II

Item 27.  Exhibits

9. Revise your legality opinion to indicate that the opinion opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware Constitution and all reported judicial decisions interpreting those laws.

In addition, please either remove or explain the qualification set forth in the last sentence of the second paragraph.

Item 28. Undertakings
10. We do not understand the purpose for including the fourth undertaking regarding Rule 430A.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any questions regarding the financial statements may be
directed to Babette Cooper at (202) 824-5069 or to Ed Loftus at
(202)
942-2954. Questions on other disclosure issues may be directed to William Bennett at (202) 942-0135.


						Sincerely,



						John Reynolds, Assistant Director
						Office of Emerging Growth Companies


cc:	Dorothy B. Vinski, Esq.
      Nimish Patel, Esq.
	Fax: (310) 208-1154



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Innovative Card Technologies, Inc.
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